POWER EFFICIENCY CORPORATION
May 11, 2007
VIA FACSIMILE AND EDGAR
Ms. Peggy Fisher
Mr. Eduardo Aleman
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Power Efficiency Corporation (the “Registrant”) Post Effective Amendment to Registration Statement on Form SB-2 File No. 333-129233 (the “Registration Statement”)
Dear Ms. Fisher and Mr. Aleman:
     Pursuant to Rule 461 under the Securities Act of 1933, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:30 a.m. on Monday, May 14, 2007 or as soon as practicable thereafter.
     Please note that we acknowledge the following:
     1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     3. The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments, please feel free to contact me at your earliest convenience.

Very truly yours,
/s/ John (BJ) Lackland

John (BJ) Lackland Chief Financial Officer and Secretary Power Efficiency Corporation